May , 2016 VIA EDGAR Dominic Minore, Esq. Senior Counsel Securities and Exchange Commission 100 F Street, NE Washington, DC 20549	Owen J. Pinkerton 202-216-4812 opinkerton@mmmlaw.com www.mmmlaw.com

Re:	NexPoint Real Estate Strategies Fund (the “Fund”)

Pre-Effective Amendment No. 2 to Registration Statement on Form N-2

File Nos. 333-2090022; 811-23129

Dear Mr. Minore:

On behalf of NexPoint Real Estate Strategies Fund (the “Fund”), please find transmitted herewith for filing Pre-Effective Amendment No. 3 (the “Amendment”) to the Fund’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission (the “Commission”) (Registration No. 333-209022) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The Amendment is being filed principally in response to comments of the Commission’s staff (the “Staff”) delivered orally on May 11, 2016. The headings and numbered paragraphs below correspond to the comments provided. References to page numbers are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment.

On behalf of the Fund, we respond to the specific comments of the Staff as follows:

Additional Comments

1.	Please expand footnote (3) of the cover page of the Prospectus to present (1) the offering costs and other expenses that are deducted from the proceeds on a per share basis and on an aggregate basis and (2) the net amount of proceeds to the Fund after the deduction of sales load and offering expenses on a per share basis and on an aggregate basis.

Response: The Fund has revised its disclosure under footnote (3) of the cover page of the Prospectus as requested.

2.	Because the Fund does not impose any suitability standards or minimum investment requirements, the Staff requests that the Fund impose a 15% cap on the amount of the Fund’s assets that may be invested in 3(c)(1) and 3(c)(7) entities because such underlying funds cannot be offered to the public directly.

Response: The Fund confirms that it will not invest more than 15% of its net assets in private funds excluded from the definition of “investment company” by either Section 3(c)(1) or 3(c)(7) of the 1940 Act. The Fund has revised its disclosure on pages 2 and 17 of the Prospectus.

Morris, Manning & Martin, LLP

Dominic Minore, Esq.

May     , 2016

3.	In all appropriate sections of the Prospectus, please revise disclosure to clarify that REITs, BDCs and MLPs may incur higher levels of leverage than the Fund is committed to.

Response: The Fund has revised its disclosure in all appropriate sections of the Prospectus as requested.

4.	In the “Investment Adviser and Fees” section on page 3 of the Prospectus and in all other appropriate sections of the Prospectus, please provide that NexPoint Discount Yield Fund, NexPoint Energy Opportunities Fund, NexPoint Latin American Opportunities Fund, NexPoint Healthcare Opportunities Fund, NexPoint Distressed Strategies Fund and NexPoint Merger Arbitrage Fund have not commenced significant operations.

Response: The Fund has revised its disclosure on pages 4 and 44 of the Prospectus as requested.

5.	In the “Mortgage Backed Securities Risk” risk factors on pages 6 and 32 of the Prospectus, please provide whether the Fund may invest its assets in residual or equity tranches without limitation or if there is a percentage limitation.

Response: The Fund has revised its disclosure on pages 7 through 8 and 33 through 34 of the Prospectus as requested.

6.	In footnote (1) to the table entitled “Fees and Fund Expenses” beginning on page 12 of the Prospectus, reiterate in a separate sentence that the information in the table includes all of the fees and expenses expected to be incurred during the 12 months following effectiveness of the Registration Statement.

Response: The Fund has added a lead-in paragraph to the “Fees and Fund Expenses” table that includes the disclosure requested.

7.	In footnote (5) to the table entitled “Fees and Fund Expenses” beginning on page 12 of the Prospectus, please provide that the operating fees and expenses of the REIT subsidiaries are not included in the table.

Response: The Fund has revised its disclosure on page 14 of the Prospectus as requested.

8.	In footnote (8) to the table entitled “Fees and Fund Expenses” beginning on page 12 of the Prospectus, please make clear that recoupment by the Adviser is not available if the expense ratio at the time recoupment is sought is less than the expense cap in effect at the time the fees were waived/reimbursed.

Response: The Fund has revised its disclosure on page 14 of the Prospectus as requested.

9.	In footnote (9) to the table entitled “Fees and Fund Expenses” beginning on page 12, please revise the last sentence of the footnote to state: “The values in the “Fees and Fund Expenses” table are presented as a percentage of net assets, while the Expense Limitation for each share class, pursuant to the Expense Limitation Agreement, is calculated based on average Daily Gross Assets, but converted and expressed as a percentage of net assets for purposes of the fees and fund expenses table presentation.”

Response: The Fund has revised the disclosure under footnote (9) to the table entitled “Fees and Fund Expenses” as requested.

Morris, Manning & Martin, LLP

Dominic Minore, Esq.

May     , 2016

10.	On pages 6 and 22 of the Prospectus, add clarifying language that the payments of residual equity tranches are made after all senior classes have been paid and the expenses of the issuing entities have been paid. In addition, please add a plain English explanation of what residual equity tranches represent.

Response: The Fund has revised its disclosure on pages 7 through 8 and 23 of the Prospectus as requested.

11.	Please expand the introductory paragraph of the “Risk Factors” section to make clear that this section nonetheless describes the principal risk factors associated with investment in the Fund specifically, as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Fund’s. See Item 8.3.a. of Form N-2. Please also remove italics in the introductory paragraph.

Response: The Fund has revised its disclosure on page 27 of the Prospectus as requested.

12.	Please advise the Staff whether NexPoint Credit Strategies Fund’s shares will be available for exchange at the daily NAV per share since its shares may trade below NAV. Please revise the disclosure in the “Exchange of Shares” section on page 56 of the Prospectus accordingly.

Response: The Fund has removed NexPoint Credit Strategies Fund from the “Exchange of Shares” section of the Prospectus.

Investment Strategy

13.	Please add disclosure in the Prospectus detailing how the Fund will monitor the REIT subsidiaries’ ability to meet the ownership requirements of the Internal Revenue Code of 1986, as amended, as applicable to REITs.

Response: The Fund has revised its disclosure on page 42 of the Prospectus as requested.

Morris, Manning & Martin, LLP

Dominic Minore, Esq.

May     , 2016

14.	We have reviewed your response to Comment No. 11 of our comment letter dated February 18, 2016. However, we continue to believe that the REIT subsidiaries may serve as extensions of the Fund’s investment operations designed to facilitate the execution of the Fund’s investment strategy and should, in certain areas, be treated as investment companies. We refer to Section 48(a) of the 1940 Act. Accordingly, our comment is reissued. Please confirm the following:

a.	that the Fund complies with the provisions of the Investment Company Act of 1940 (the “ICA”) governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with its wholly-owned subsidiaries. In addition, to the extent the Fund, including its REIT subsidiaries, utilizes non-recourse debt, please add disclosure in the Prospectus describing how the Fund will comply with Section 18.

Response: The Fund hereby confirms that it will comply with Sections 8 and 18 of the 1940 Act on an aggregate basis with its wholly-owned subsidiaries. The Fund has revised its disclosure on pages 2 through 3 and 17 of the prospectus relating to how it will comply with Section 18 of the 1940 Act, to the extent the Fund, including its REIT subsidiaries, incur non-recourse or recourse debt.

b.	that each of the separate investment advisory contracts (as noted in the fourth paragraph on page 3) that the wholly-owned subsidiaries will enter into with the Adviser complies with provisions of the ICA relating to investment advisory contracts (Section 15). The investment advisory agreement between the Adviser and the wholly-owned subsidiaries are material contracts that should be included as exhibits to the registration statement. Because the Fund and the wholly-owned subsidiaries will have the same Adviser, for purposes of complying with Section 15(c), the reviews of the Fund’s and the wholly-owned subsidiaries’ investment advisory agreements may be combined.

Response: The Fund hereby confirms that the investment advisory contracts with its wholly-owned subsidiaries will comply with the provisions found in Section 15 of the 1940 Act. The Fund has filed as an exhibit to the Registration Statement a copy of the investment advisory agreement expected to be entered into with the wholly-owned subsidiaries once they are formed. Final copies of the investment advisory agreements with the wholly-owned subsidiaries will be filed with the SEC once the wholly-owned subsidiaries are formed and such agreements are approved and executed.

c.	that the wholly-owned subsidiaries comply with the provisions relating to affiliated transactions and custody (ICA Section 17).

Response: The Fund hereby confirms that the REIT subsidiaries will comply with the provisions relating to affiliated transactions found in Section 17 of the 1940 Act. With respect to Section 17(f) of the 1940 Act, the Fund reiterates its prior response that it will generally not be practicable for the assets of the REIT subsidiaries to be held in custody since such assets are not expected to be securities. The cash and cash equivalents of the REIT subsidiaries, however, will be held in one or more bank accounts, which will be maintained by qualified custodians.

Morris, Manning & Martin, LLP

Dominic Minore, Esq.

May     , 2016

Description of Capital Structure and Shares

15.	We note your response to Comment No. 19 of our comments delivered orally on April 8, 2016. Please disclose whether there is no limitation on the additional compensation that may be paid to broker dealers in the “Additional Broker Dealer Compensation” section of the Prospectus and in footnote (2) to the pricing table on the cover page of the Prospectus.

Response: The Fund has revised its disclosure on the cover page and page 56 of the Prospectus as requested.

Fees and Fund Expenses

16.	We note your response to Comment No. 22 of our comments delivered orally on April 8, 2016. Please also add disclosure to clarify that the expense ratio shown in the “Fees and Fund Expenses” table on page 12 of the Prospectus would have been higher if the Fund incurs expenses not covered by the Expense Limitation Agreement.

Response: The Fund has revised its disclosure on pages 4, 14 and 44 of the Prospectus and page S-24 of the Statement of Additional Information as requested.

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The Company acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (202) 216-4812.

Sincerely,

MORRIS, MANNING & MARTIN, LLP

Owen J. Pinkerton, Esq.

cc:	Heath D. Linsky, Esq.

Brian Mitts